

March 19, 2010

By Facsimile (219.227.6101) and U.S. Mail

Nicholas J. Chulos, Esq.
Krieg DeVault LLP
One Indiana Square
Suite 2800
Indianapolis, IN 46204-2079

      Re: CFS Bancorp, Inc.
              Additional Definitive Materials filed March 17, 2010
              File No. 0-24611

Dear Mr. Chulos:

We have reviewed the above filing and have the following comments.

1.   We note that you have made statements in your materials that appear to directly or indirectly impugn the character, integrity or personal reputation of PL Capital and/or its nominee, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in your filing:

- "Mr. Palmer is a *self-proclaimed* 'expert' in mergers and acquisitions" (page 3, emphasis added).
- "Both of the financial institution holding companies in which Mr. Palmer previously served ... were merged out of existence more than five years ago" (page 3). Without additional context, such statement appear to suggest to holders that the Company will be merged out of existence, to the potential detriment of holders, if Mr. Palmer is elected.
- "PL Capital refused to provide the corporate governance and nominating committee with the requested information in writing [about Mr. Palmer]" and "The information that we requested was much less detailed than what the federal bank regulatory agencies like the Federal Reserve, the FDIC, the Comptroller of the Currency and the Office of Thrift Supervision require under certain circumstances through the 'Interagency Biographical and Financial Report'" (page 3). These two statements, when read together, appear to suggest that Mr. Palmer is hiding something.

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples, without limitation, of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis or deleted from the disclosure. As noted in the preceding comment, characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.

- "PL Capital Group declined to provide your Board's corporate governance and nominating committee with the information the committee needed to make a full assessment of the PL Capital nominee's qualifications and suitability." It is our understanding that the PL Capital Group wrote the Company to indicate that it was pulling together the data for the additional information that the committee had requested and to request a meeting with the committee, at which time it would provide the committee with the requested data. It is also our understanding that the Company never responded to the request for a meeting and on January 26, 2010 the committee chairman, Joyce Simon, sent a letter stating that the committee would be unable to consider Mr. Palmer for nomination to the Board of Directors.
- "PL Capital Group's nominee has publicly expressed an unwillingness to maintain a banking relationship with Citizens Financial Bank or to refer business to the Bank." It is our understanding that The PL Capital Group has never said publicly or privately that it was unwilling to maintain a banking relationship with Citizens Financial Bank or to refer business to the bank.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions